UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

            Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

New England Investment Companies, L.P.
_________________________________________________________________
(Name of Issuer)

Units of Limited Partnership Interest

_________________________________________________________________
(Title of Class of Securities)

644095 10 1
	_______________________________
(CUSIP Number)

Jane C. Weinberg, Esq., Metropolitan Life Insurance Company
              One Madison Avenue, New York, NY 10010

(212) 578-5883

_________________________________________________________________

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 7, 1998
_________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
Metropolitan Life Insurance Company
(I.R.S. No. 13-5581829)


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
N/A                                                 (b) / /

3.
SEC USE ONLY


4.
SOURCE OF FUNDS*
  00 (See Item 3)

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
SOLE VOTING POWER
20,582,100 plus those Units beneficially owned by MetLife New England Holdings, Inc. - see next page

SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
20,582,100 plus those Units beneficially owned by MetLife New England Holdings, Inc. - see next page

SHARED DISPOSITIVE POWER
0

11
 .
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,582,100 plus those Units beneficially owned by MetLife
New England Holdings, Inc. - see next page

12
 .
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /

13
 .
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.92%

14
 .
TYPE OF REPORTING PERSON*
IC


*SEE INSTRUCTIONS BEFORE FILLING OU



1.
NAME OF REPORTING PERSONS
S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
MetLife New England Holdings, Inc.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
N/A                                                 (b) / /

3.
SEC USE ONLY


4.
SOURCE OF FUNDS*
  N/A (See Item 3)

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
SOLE VOTING POWER
451,800 [including 133,800 convertible NEIC
Operating Partnership, L.P. limited partnership units reserved for employees, 110,000 convertible
Issuer general partner units and 100 convertible
NEIC Operating Partnership, L.P. general partner units]

SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
451,800 [including 133,800 convertible NEIC
Operating Partnership, L.P. limited partnership units reserved for employees, 110,000 convertible
Issuer general partner units and 100 convertible
NEIC Operating Partnership, L.P. general partner units]


SHARED DISPOSITIVE POWER
0

11
 .
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,800 [including 133,800 convertible NEIC Operating Partnership, L.P. limited partnership units reserved for employees, 110,000 convertible Issuer general partner units and 100 convertible NEIC Operating Partnership, L.P. general partner units]


12
 .
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /

13
 .
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.82%

14
 .
TYPE OF REPORTING PERSON*
HC


*SEE INSTRUCTIONS BEFORE FILLING OUT




Item 1.	Security and Issuer

	This Statement relates to the units of limited partnership interest ("Units") of New England Investment Companies, L.P. (the "Issuer"), a Delaware limited partnership that has its principal executive offices at 399 Boylston Street, Boston Massachusetts 02116, telephone (617) 578-3500.

Item 2.	Identity and Background.

2 (a-c).

I.	Filing Parties:

	This Statement is filed on behalf of Metropolitan Life Insurance Company ("MetLife"), and MetLife New England
Holdings, Inc., a wholly owned subsidiary of MetLife ("NE Holdings"). MetLife, a mutual life insurance company, is a New York corporation with its principal office and business at One Madison Avenue, New York, NY 10010. NE Holdings, is a holding company incorporated in the State of Delaware, with its principal business address at Christiana Executive Campus, 220 Continental Drive, Suite 212, Newark, DE. MetLife and NE Holdings shall each be referred to herein as a Filing Party and collectively as the Filing Parties. This Amendment No. 3 supplements and amends the Statement on Schedule 13D (the "Initial Schedule 13D") originally filed with the Securities and Exchange Commission on September 15, 1993, by The New England Mutual Life Insurance Company (predecessor of MetLife through merger) with respect to the Units, as amended as of August 30, 1996 and January 1, 1997 which are hereby incorporated by reference. Unless otherwise defined herein, capitalized terms used herein without a definition have the meanings ascribed to them in the Initial
Schedule 13D.



II.	Control Relationships

	MetLife is not controlled by any person or persons.  NE
Holdings is a wholly owned subsidiary of MetLife.

III.	Executive Officers and Directors

	In accordance with the provisions of General Instruction C to Schedule 13-D, information concerning the executive officers and directors of the Filing Parties is included in Exhibit A hereto and is incorporated by reference herein.



2(d).	Criminal Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of the Filing Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e).	Civil Securities Law Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of the Filing Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f).	Citizenship

	See items 2-c.


Item 3.	Source and Amount of Funds or Other Consideration

	See Item 4.

Item 4.	Purpose of the Transaction

On December 30, 1997 NE Holdings made a dividend to its parent, MetLife, of 20,582,100 Units of the Issuer. NE Holdings' retained directly and indirectly 451,800 Units in the Issuer.

On December 31, 1997 MetLife tendered 20,582,100 Units to the Issuer in exchange (the "Exchange Offer") for an equal number of units ("NEICOP Units") in NEIC Operating Partnership, L.P. ("NEICOP"), a newly formed affiliate of the Issuer. The Issuer first acquired the number of NEICOP Units equal to the Issuer's outstanding Units in return for the Issuer's contribution of all of its operating assets and liabilities. The Issuer offered those limited partners who had not acquired their Units in the open market the opportunity to exchange their Units for the NEICOP Units. The number of Units to which the Exchange Offer applied represented approximately 90% of the Issuer's outstanding Units.

NEICOP is not a public limited partnership. Consequently, there will be no market on which NEICOP Units will be traded. In addition, there are significant contractual, securities law, federal income tax, and other restrictions on a holder's ability to consummate a sale of NEICOP Units. Subject to these restrictions, the NEICOP Units will be exchangeable for the Issuer's Units. Once exchanged into the Issuer's Units, the Filing Parties will have the right under certain circumstances to request that the newly acquired Issuer Units be publicly registered pursuant to a Registration Rights Agreement, dated September 15, 1993 referenced in and attached to the Initial
Schedule 13D.

MetLife has no current plan or proposal to exchange NEICOP Units back into Issuer Units for subsequent sale. From time to time, as market conditions warrant, the Filing Parties may, however, dispose of and acquire additional Issuer Units or NEICOP Units.

The Filing Parties have no other plans which may relate or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's Limited Partnership Agreement or other actions which may impede the acquisition of control of the Issuer by any person;
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (viii) the Units becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of the aforementioned.

Item 5.	Interest in Securities of the Issuer


 (a)	The aggregate number and percentage of the outstanding Units of the Partnership beneficially owned by the Filing Parties, is as follows:

	Number of Units Directly Held:	207,900

	Number of Units Indirectly Held:	20,826,000, including
20,582,100 NEICOP Units convertible into an equal number of NEIC Units, 133,800 NEICOP Units (which are convertible into an equal number of NEIC Units) to which there is a contingent reversionary interest and which Units are held by the General Partner, 110,000 Units into which the NEIC general partnership units are convertible and 100 Units into which the NEICOP general partnership units are ultimately convertible. The general partner of NEIC and NEICOP is a wholly owned subsidiary of NE Holdings.

	Number of Units Directly and Indirectly held: 21,033,900


	Approximate Percentage:	78%

	The percentage is based on 26,990,980 Units deemed to be outstanding pursuant to the last sentence of Rule 13D-3(d)(1)(i).
The Filing Parties disclaim beneficial ownership to all Units held indirectly.

     No Director or Executive Officer of the Filing Parties beneficially owns any Units other than Charles Leighton, Harry Kamen and Catherine Rein. Mr. Leighton has direct beneficial interest in 2862 Units. Mr. Kamen has direct beneficial ownership of 3000 Unit, 500 of which he acquired on December 11, 1997 at $29.50 per Unit. Ms. Rein has direct beneficial ownership of 750 Units, 500 of which were acquired on October 21, 1997 for $30 1/8 per Unit and 250 of which were acquired on October 30, 1997 for $29.81 per Unit.

(b)	The disclosure concerning the sole or shared power to vote
the Units held by the Filing Parties contained in Items 7 through 10 of the cover page hereof is hereby incorporated by reference herein.

(c)	In the 60 days prior to the date of filing of this
Statement, none of the Filing Parties have nor, to the best knowledge of the Filing Parties, has any of their directors and executive officers effected any transactions in the Units other than those described in Items 4 and 5(a) hereof.

(d) 	Not applicable.

(e)  Not applicable.




Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer


	Not applicable.



Item 7.	Material to be Filed as Exhibits

Exhibit A Information relating to the Executive Officers and
Directors of the Filing Parties.
Exhibit B Agreement Required for Joint Filing




                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              METROPOLITAN LIFE INSURANCE COMPANY

						By:  /s/Jane C. Weinberg
							Associate General Counsel

						METLIFE NEW ENGLAND HOLDINGS, INC.

						By:  /s/Louis Ragusa
							Vice President & Secretary












EXHIBIT A

The directors of Metropolitan Life are listed below, together with information with respect to their business address, principal occupations and citizenship as required by General
Instruction C of Schedule D:

Curtis H. Barnette
Chairman and Chief Executive Officer
Bethlehem Steel Corporation
1170 Eighth Avenue, Martin Tower 2118
Bethlehem, Pennsylvania 18016
Citizenship USA

Robert H. Benmosche
President and Chief Operating Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Gerald Clark
Senior Executive Vice-President and Chief Investment Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Joan Ganz Cooney
Chairman, Executive Committee
Children's Television Workshop
One Lincoln Plaza
New York, New York 10023
Citizenship USA

Burton A. Dole, Jr.
Chairman of the Board
Nellcor Puritan Bennett
2200 Faraday Avenue
Carlsbad, California 92008(since 1995)
prior thereto,
Chairman and Chief Executive Officer
Puritan Bennett
Citizenship USA

James R. Houghton
Retired Chairman of the Board and Chief Executive Officer
Corning Incorporated
80 East Market Street, 2nd Floor
Corning, New York 14830 (since 1996)
prior thereto,
Chairman and Chief Executive Officer
Citizenship USA

Harry P. Kamen
Chairman of the Board and Chief Executive Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York 10010 (since 1997)
prior thereto,
Chairman of the Board, President
	and Chief Executive Officer (since 1995) prior thereto,
Chairman of the Board and Chief Executive Officer prior thereto,
Senior Vice-President and General Counsel
Citizenship USA

Helene L. Kaplan
Of Counsel, Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York 10022
Citizenship USA

Charles M. Leighton
Chairman and Chief Executive Officer
CML Group, Inc.
524 Main Street
Acton, Massachusetts 01720
Citizenship USA

Allen E. Murray
Retired Chairman of the Board and Chief Executive Officer
Mobil Corporation
375 Park Avenue, Suite 2901
New York, New York 10152 (since March 1994) prior thereto,
Chairman of the Board and Chief Executive Officer (since 1993) prior thereto,
Chairman of the Board, President and Chief Executive Officer
Citizenship USA

John J. Phelan, Jr.
Retired Chairman and Chief Executive Officer
New York Stock Exchange, Inc.
P.O. Box 312
Mill Neck, New York 11765
Citizenship USA

Hugh B. Price
President and Chief Executive Officer
National Urban League, Inc.
120 Wall Street, 7th & 8th Floors,
New York, New York 10005 (since 1994)
prior thereto,
Vice President, The Rockefeller Foundation
Citizenship USA

Robert G. Schwartz
Retired Chairman of the Board,
President and Chief Executive Officer,
Metropolitan Life Insurance Company,
200 Park Avenue, Suite 5700
New York, New York 10166 (since 1993);
prior thereto,
Chairman of the Board, President and Chief Executive Officer.
Citizenship USA

Ruth J. Simmons, Ph.D.
President
Smith College
College Hall 20
Northampton, Massachusetts 01063 (since 1995) prior thereto,
Office of the Provost
Princeton University
4 Nassau Hall
Princeton, New Jersey 08544.
Citizenship USA

William S. Sneath
Retired Chairman of the Board
Union Carbide Corporation
41 Leeward Lane
Riverside, Connecticut 06878
Citizenship USA

William C. Steere, Jr.
Chairman of the Board and Chief Executive Officer
Pfizer Inc.
235 East 42nd Street
New York, New York  10017
Citizenship  USA


Set forth below is a list of the names of the following executive officers of Metropolitan Life. The principal business address of Metropolitan Life is One Madison Avenue, New York, New York
10010.

Harry P. Kamen
Chairman of the Board and Chief Executive Officer
Citizenship USA

Robert H. Benmosche
President and Chief Operating Officer
Citizenship USA

Gerald Clark
Senior Executive Vice-President and Chief Investment Officer
Citizenship USA

Carl R. Henrikson
Senior Executive Vice-President
Citizenship USA

Stewart G. Nagler
Senior Executive Vice-President and Chief Financial Officer
Citizenship USA

Gary A. Beller
Executive Vice-President and General Counsel
Citizenship USA

Jeffrey J. Hodgman
Executive Vice-President
Citizenship USA

Terence I. Lennon
Executive Vice-President
Citizenship USA

David A. Levene
Executive Vice-President
Citizenship USA

Catherine A. Rein
Executive Vice-President
Citizenship USA

William J. Toppeta
Executive Vice-President
Citizenship USA

John H. Tweedie
Executive Vice-President
Citizenship USA and Canada


The directors of MetLife New England Holdings, Inc. are listed below, together with information with respect to their business address, principal occupations and citizenship as required by General Instruction C of Schedule D:

Gary A. Beller
Executive Vice-President and General Counsel
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Gerald Clark
Senior Executive Vice-President and Chief Investment Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Harry P. Kamen
Chairman of the Board and Chief Executive Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York 10010 (since 1997)
prior thereto,
Chairman of the Board, President
	and Chief Executive Officer (since 1995) prior thereto,
Chairman of the Board and Chief Executive Officer prior thereto,
Senior Vice-President and General Counsel
Citizenship USA

Robert A. Shafto
Chief Executive Officer and Chairman of the Board
New England Mutual Life Insurance Company
501 Boylston Street
Boston, Massachusetts 02117
prior thereto,
President, Chief Executive Officer
	and Chairman of the Board,
Citizenship USA

Peter S. Voss
Chief Executive Officer and Chairman of the Board
New England Investment Companies, Inc.
	and New England Investment Companies, L.P.
399 Boylston Street
Boston, Massachusetts 02116
prior thereto
President, Chief Executive Officer
	and Chairman of the Board,
Citizenship USA


Set forth below is a list of the names of the following executive officers of MetLife New England Holdings, Inc. The principal business address of MetLife New England Holdings, Inc. is One
Madison Avenue, New York, New York 10010.

Harry P. Kamen
Chairman of the Board, President and Chief Executive Officer
Citizenship USA






EXHIBIT B

AGREEMENT REQUIRED FOR JOINT FILING UNDER RULE 13d-1 (f)(1) (iii)
January 7, 1998

Re: Statement on Schedule 13D under the Securities Exchange Act of 1934 Relating to Units of Limited Partnership of New England
Investment Companies, L.P., a Delaware limited partnership.

	Each of the undersigned understands, consents and agrees that the above-referenced Statement on Schedule 13D is filed on behalf of each of the undersigned and that this letter shall be attached as an exhibit to such Statement.

						METROPOLITAN LIFE INSURANCE COMPANY

		    By:  /s/Jane C. Weinberg
							Associate General Counsel

						METLIFE NEW ENGLAND HOLDINGS, INC.

						By:  /s/Louis Ragusa
							Vice President & Secretary





January 7, 1998













Cusip No. 644095 10 1

10


1